EXHIBIT 99.1

 Magal Receives $2.4 Million in Repeat Orders

YAHUD, Israel , November 17, 2011 /PRNewswire/ -- Magal Security Systems, Ltd. (NASDAQ GM & TASE: MAGS) announced today that it has recently received $2.4 million in repeat orders.

The first $1.4 million order is for an expansion of the scope of the African Cup of Nations Football Championship project by a CCTV solution to increase security at an airport at which many guests will arrive for the African Cup Championship. With this additional order, the full scope of the project will total approximately $37 million .

Additionally repeat orders were received to secure two nuclear facilities in the Far East with multilayered PIDS (Perimeter Intrusion Detection System) solutions, consisting of Yael taut wire system and microwave sensors, all integrated by Magal's Security Management System.

Eitan Livneh , President and CEO of Magal S3, commented: "Nuclear facilities have high visibility and therefore they are usually protected by several layers and diverse technologies, which is exactly where we excel. Our continuous commitment to our customers' satisfaction, results in follow-up orders such as these."

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products.

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

For more information:

Magal S3
Eitan Livneh , CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft / Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com